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Exhibit 12.1

GENZYME CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

										Six Months Ended
	Year Ended December 31,
										June 30, 2004
	1999		2000		2001	2002		2003

Income (loss) before income taxes	$117,928		$(7,462)		$(118,343)	$104,211		$5,055		$208,452
Add: equity in loss of equity method investments	42,696		44,965		35,681	16,858		16,743		8,105
Deduct: minority interest	(3,674)		(4,625)		(2,259)	—		(2,232)		(2,126)

Income (loss) before income taxes, equity in loss of equity method investments and minority interest	156,950		32,878		(84,921)	121,069		19,566		214,431
Add:
Fixed charges:
Portion of rents representative of the interest factor	7,533		9,233		11,233	11,833		15,233		7,617
Amortization of debt issuance costs(1)	1,333		1,148		2,638	2,964		3,311		8,293
Interest expense	20,438		14,562		34,495	24,188		23,289		19,528
Amortization of capitalized interest	3,021		3,287		3,829	4,178		5,132		2,872
Minority interest in pre-tax loss of subsidiaries that have not included fixed charges	3,674		4,625		2,259	—		2,232		2,126

As adjusted income (loss)	$192,949		$65,733		$(30,467)	$164,232		$68,763		$254,867

Fixed charges:
Interest expense	$20,438		$14,562		$34,495	$24,188		$23,289		$19,528
Capitalized interest	1,329		2,713		4,173	5,250		6,136		4,119
Amortization of debt issuance costs(1)	1,333		1,148		2,638	2,964		3,311		8,293
Portion of rents representative of the interest factor	7,533		9,233		11,233	11,833		15,233		7,617

Total fixed charges	$30,633		$27,656		$52,539	$44,235		$47,969		$39,557

Ratio of earnings to fixed charges(2)	6.3	x	2.4	x	—	3.7	x	1.4	x	6.4	x

(1)
Amortization of debt issuance costs for the six months ended June 30, 2004 includes a charge of $5.3 million to write off the unamortized portion of the debt fees associated with our 3% convertible subordinated debentures, which we redeemed in June 2004.

(2)
The ratio of earnings to fixed charges is not presented for the year ended December 31, 2001 because in such year fixed charges exceeded earnings (as set forth above) by $83.0 million primarily due to:

•
$95.6 million of charges for in-process research and development resulting from the acquisitions of Novazyme Pharmaceuticals, Inc. and Wyntek Diagnostics, Inc.; and

•
a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

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  Exhibit 12.1
GENZYME CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (Amounts in Thousands)